UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Deswell Industries, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

250639 10 1

(CUSIP Number)

Carrie Leahy

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 250639 10 1

1.	Names of Reporting Persons. Richard Pui Hon Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,904,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,904,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24.0%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the statements on the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Mr. Richard Pui Hon Lau (“Mr. Lau”) with the Securities and Exchange Commission (the “Commission”) on May 30, 2014, the Amendment No. 2 to Schedule 13D filed by Mr. Lau with the Commission on July 29, 2014 (“Amendment No. 2”), the Amendment No. 3 to Schedule 13D filed by Mr. Lau with the Commission on September 29, 2014 (“Amendment No. 3”), the Amendment No. 4 to Schedule 13D filed by Mr. Lau with the Commission on February 9, 2015 (“Amendment No. 4”), the Amendment No. 5 to Schedule 13D filed by Mr. Lau with the Commission on April 30, 2015 (“Amendment No. 5” and,

collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Prior Amendments”), each with respect to the common shares without par value (“Common Shares”) of Deswell Industries, Inc., a company organized under the laws of the British Virgin Islands (the “Company”).

The percentage calculations in the above cover page, and as set forth below, are based on a total outstanding number of Common Shares of the Company of 16,256,000. Such number represents 16,056,000 outstanding Common Shares of the Company, such number as disclosed by the Company as of June 22, 2015, plus the 200,000 Common Shares immediately exercisable by Mr. Lau under the Stock Option (as defined in Item 3).

Except as set forth herein, the Prior Amendments remain unmodified.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 4 is hereby amended and restated in its entirety as follows:

(a – b) As a result of the open market purchases consummated by Mr. Lau since April 30, 2015, as of the date hereof Mr. Lau beneficially owns 3,904,375 Common Shares. Such shares consist of 3,704,375 Common Shares held of record by Mr. Lau and an immediately exercisable option to purchase up to 200,000 Common Shares. Such holdings represent 24.0% of the Common Shares. Mr. Lau has sole power to vote and dispose of all Common Shares held of record by Mr. Lau as of the date hereof, and upon exercise of any of portion of the Stock Option, would have sole power to vote and dispose of any Common Shares so acquired.

(c) Mr. Lau has individually engaged in and effected the following open market purchases of Common Shares in the past sixty (60) days:

Purchase Date	Number of Shares Purchased	Purchase Price
May 12, 2015	21,500	$1.85
May 13, 2015	15,000	$1.85
May 14, 2015	75,000	$1.80
May 15, 2015	35,000	$1.80
May 18, 2015	700	$1.79
May 18, 2015	3,001	$1.80
May 19, 2015	33,650	$1.80
May 20, 2015	3,600	$1.80
May 21, 2015	5,000	$1.80
May 22, 2015	10,270	$1.80
May 26, 2015	4,297	$1.79
May 27, 2015	14,425	$1.80
May 28, 2015	12,000	$1.80
May 29, 2015	2,095	$1.80
June 1, 2015	8,000	$1.80
June 2, 2015	2,500	$1.80
June 3, 2015	900	$1.80
June 4, 2015	85	$1.79
June 4, 2015	25,915	$1.80
June 5, 2015	21,000	$1.80

June 8, 2015	51,200	$1.80
June 9, 2015	1,656	$1.80
June 16, 2015	2,360	$1.80
June 17, 2015	1,138	$1.80
June 17, 2015	10,862	$1.81
June 18, 2015	1,054	$1.79
June 18, 2015	17,952	$1.81
June 19, 2015	44,796	$1.80
June 22, 2015	1,090	$1.80
June 23, 2015	1,900	$1.81
June 24, 2015	11,083	$1.80
June 25, 2015	3,500	$1.81
June 30, 2015	47,000	$1.80
July 1, 2015	32,000	$1.80
July 2, 2015	2,600	$1.78
July 2, 2015	21,400	$1.80
July 6, 2015	12,000	$1.80

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ Richard Pui Hon Lau
Richard Pui Hon Lau

Date: July 10, 2015